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                      SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                            ZING TECHNOLOGIES, INC.
                       (Name of Subject Company (issuer))

                     IRC ACQUISITION CORPORATION (OFFEROR)
                          a wholly-owned subsidiary of

                      INTERNATIONAL RECTIFIER CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   989601109
                     (CUSIP Number of Class of Securities)

                            L. Michael Russell, Esq.
                      International Rectifier Corporation
                               233 Kansas Street
                              El Segundo, CA 90245
                                 (310) 726-8000
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on behalf of filing persons)

                                    COPY TO:
                              Kendall Bishop, Esq.
                             O'Melveny & Myers LLP
                      1999 Avenue of the Stars, Suite 700
                             Los Angeles, CA 90067
                                 (310) 553-6700

                                February 7, 2000
                           CALCULATION OF FILING FEE

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
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       TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
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             $37,502,116                              $7,500
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

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 2,441,544 shares of common stock of Zing Technologies, Inc. at a price per share of $15.36 in cash (the "Offer Price"). Such number of shares represents all such shares outstanding as of January 26, 2000 on a fully-diluted basis. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: N/A                Form or Registration No.: N/A
Filing party: N/A                          Date Filed: N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                  SCHEDULE TO

    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by IRC Acquisition Corporation, a New York corporation (the "Purchaser") and a direct, wholly-owned subsidiary of International Rectifier Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Zing Technologies, Inc. at a purchase price of $15.36 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the Offer to Purchase under "Summary Term
Sheet," is incorporated herein by reference.

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
ITEM 2. SUBJECT COMPANY INFORMATION.

                   (a)   The name of the subject company is Zing Technologies, Inc., a New York corporation (the "Company"). The address of the
                         Company's principal executive offices is 115 Stevens Avenue,
                         Valhalla, NY 10595. Its telephone number is 914-747-7474.

                   (b)   The class of equity securities to which this Schedule TO
                         relates is Common Stock, par value $0.01 per Share of the
                         Company. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

                   (c)   The information set forth in the Offer to Purchase under
                         Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c)(1, 2, 5)   This Statement is being filed by the Purchaser and Parent.
                         The information set forth in the Offer to Purchase under
                         "Introduction", in Section 8 ("Certain Information
                         Concerning the Purchaser and Parent") and in Schedule I to
                         the Offer to Purchase is incorporated herein by reference.

              (c)(3-4)   During the last five years, none of the Purchaser, Parent
                         or, to the best of their knowledge, any of the persons
                         listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic
                         violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of
                         competent jurisdiction and as a result of such proceeding
                         was or is subject to a judgment, decree or final order
                         enjoining further violations of or prohibiting activities
                         subject to federal or state securities laws or finding any violation with respect to such laws.

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
ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i - viii, xii),   The information set forth in the Offer to Purchase under
  (a)(2)(i - iv, vii).   "Introduction", Section 1 ("Terms of the Offer; Expiration
                         Date"), Section 2 ("Acceptance for Payment and Payment for
                         Shares"), Section 3 ("Procedure for Tendering Shares"),
                         Section 4 ("Withdrawal Rights"), Section 5 ("Certain Tax
                         Considerations"), Section 11 ("Purpose of the Offer; Plans
                         for the Company; Merger Agreement; Shareholder Support
                         Agreement; Stock Option Agreement; Confidentiality
                         Agreement"), Section 14 ("Certain Conditions of the Offer"),
                         and Section 15 ("Certain Legal Matters and Regulatory
                         Approval") is incorporated herein by reference.

            (a)(1)(ix)   Not applicable.

             (a)(1)(x)   Not applicable.

            (a)(1)(xi)   Not applicable.

             (a)(2)(v)   Not applicable.

            (a)(2)(vi)   Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                   (a)   No transactions, other than those described in paragraph
                         (b), have occurred during the past two years between the
                         filing person and the Company or any of its affiliates that are not natural persons.

                   (b)   The information set forth in the Offer to Purchase under
                         "Introduction", Section 10 ("Background of the Offer;
                         Contacts with the Company") and Section 11 ("Purpose of the
                         Offer; Plans for the Company; Merger Agreement; Shareholder
                         Support Agreement; Stock Option Agreement; Confidentiality
                         Agreement") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                   (a)   The information set forth in the Offer to Purchase under
                         "Introduction", Section 10 ("Background of the Offer;
                         Contacts with the Company") and Section 11 ("Purpose of the
                         Offer; Plans for the Company; Merger Agreement; Shareholder
                         Support Agreement; Stock Option Agreement; Confidentiality
                         Agreement") is incorporated herein by reference.

                   (c)   The information set forth in the Offer to Purchase under
                         "Introduction", Section 10 ("Background of the Offer;
                         Contacts with the Company"), Section 11 ("Purpose of the
                         Offer; Plans for the Company; Merger Agreement; Shareholder
                         Support Agreement; Stock Option Agreement; Confidentiality
                         Agreement"), Section 12 ("Dividends and Distributions"), and
                         Section 13 ("Effect of the Offer on the Market for the
                         Shares; NASDAQ National Market Listing and Exchange Act
                         Registration") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b), (d)   The information set forth in the Offer to Purchase under
                         Section 9 ("Source and Amount of Funds") is incorporated
                         herein by reference.

                                       2
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ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

              (a), (b)   The information set forth in the Offer to Purchase under
                         "Introduction", Section 8 ("Certain Information Concerning
                         the Purchaser and Parent"), Section 10 ("Background of the
                         Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement;
                         Shareholder Support Agreement; Stock Option Agreement;
                         Confidentiality Agreement") is incorporated herein by
                         reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                   (a) The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

              (a), (b)   The Purchaser and Parent do not believe that any of the
                         financial statements of either of them or of any of their
                         affiliates are material to a decision by shareholders of the
                         Company whether to sell, tender or hold Shares because the consideration offered consists solely of cash, the offer is not subject to any financing condition, Parent is a public reporting company under Section 13(a) or 15(d) of the
                         Securities Exchange Act of 1934, as amended, that files
                         reports electronically on EDGAR, and the offer is for all
                         outstanding securities of the subject class.

ITEM 11. ADDITIONAL INFORMATION.

                   (a)   The information set forth in the Offer to Purchase under
                         "Introduction", Section 11 ("Purpose of the Offer; Plans for
                         the Company; Merger Agreement; Shareholder Support
                         Agreement; Stock Option Agreement; Confidentiality
                         Agreement"), Section 13 ("Effect of the Offer on the Market
                         for the Shares, NASDAQ National Market Listing and Exchange
                         Act Registration") and Section 15 ("Certain Legal Matters
                         and Regulatory Approvals") is incorporated herein by
                         reference.

                   (b)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as
                         Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is
                         incorporated herein by reference.

ITEM 12. EXHIBITS.

             (a)(1)(A)   Offer to Purchase, dated February 7, 2000.

             (a)(1)(B)   Letter of Transmittal.

             (a)(1)(C)   Notice of Guaranteed Delivery.

             (a)(1)(D)   Form of letter from Morrow & Co., Inc. to Brokers, Dealers,
                         Commercial Banks, Trust Companies and Nominees.

             (a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

             (a)(1)(F)   Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9.

                                       3
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
             (a)(1)(G)   Joint press release issued by Parent and the Company on
                         January 28, 2000 (incorporated by reference to the Schedule
                         TO-C filed January 28, 2000).

                   (b)   Credit Agreement, dated July 1, 1999, by and among Parent, as borrower, and the initial lenders named therein, and
                         Sanwa Bank California, as Syndication Agent, and Banque
                         Nationale de Paris, as Sole Arranger, Administrative Agent
                         and Issuing Bank (incorporated by reference to the Form 8-K filed by Parent on July 6, 1999).

                (d)(1)   Agreement and Plan of Reorganization, dated January 27,
                         2000, by and among the Company, the Purchaser and Parent.

                (d)(2)   Stock Option Agreement, dated January 27, 2000, by and among the Company and the Purchaser.

                (d)(3) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and John F. Catrambone.

                (d)(4) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and Robert E. Schrader
                         IRA.

                (d)(5) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and Robert and Deborah
                         Schrader.

                (d)(6) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and The Robert Schrader
                         1998 Grantor Retained Annuity Trust.

                (d)(7) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and Robert Schrader.

                (d)(8) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and John Allwein.

                (d)(9)   Incentive Compensation Agreement, dated January 27, 2000, by and between Parent and John Catrambone.

               (d)(10) Confidentiality Agreement, dated August 27, 1999, by and between Parent and Fleet National Bank.

                   (g)   Not applicable.

                   (h)   Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

                         Not applicable.

                                       4
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SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
                                               IRC ACQUISITION CORPORATION

                                               By:        /s/ L. Michael Russell
                                                          --------------------------------------

                                               Name:      L. Michael Russell
                                                          --------------------------------------

                                               Its:       Vice President
                                                          --------------------------------------

                                               INTERNATIONAL RECTIFIER CORPORATION

                                               By:        /s/ Alexander Lidow
                                                          --------------------------------------

                                               Name:      Alexander Lidow
                                                          --------------------------------------

                                               Its:       Chief Executive Officer
                                                          --------------------------------------

Dated: February 7, 2000

                                       5
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                                 EXHIBIT INDEX

     EXHIBIT NO.        DESCRIPTION
---------------------   -----------
(a)(1)(A)               Offer to Purchase, dated February 7, 2000.

(a)(1)(B)               Letter of Transmittal.

(a)(1)(C)               Notice of Guaranteed Delivery.

(a)(1)(D)               Form of letter from Morrow & Co., Inc. to Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.

(a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(1)(G)               Joint press release issued by Parent and the Company on
                        January 28, 2000 (incorporated by reference to the Schedule
                        TO-C filed on January 28, 2000).

(b)                     Credit Agreement, dated July 1, 1999, by and among Parent, as borrower, and the initial lenders named therein, and
                        Sanwa Bank California, as Syndication Agent, and Banque
                        Nationale de Paris, as Sole Arranger, Administrative Agent
                        and Issuing Bank (incorporated by reference to the Form 8-K filed by Parent on July 6, 1999).

(d)(1)                  Agreement and Plan of Reorganization, dated January 27,
                        2000, by and among the Company, the Purchaser and Parent.

(d)(2)                  Stock Option Agreement, dated January 27, 2000, by and among the Company and the Purchaser.

(d)(3) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and John F. Catrambone.

(d)(4) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and Robert E. Schrader
                        IRA.

(d)(5) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and Robert and Deborah
                        Schrader.

(d)(6) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and The Robert Schrader
                        1998 Grantor Retained Annuity Trust.

(d)(7) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and Robert Schrader.

(d)(8) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and John Allwein.

(d)(9)                  Incentive Compensation Agreement, dated January 27, 2000, by and between Parent and John Catrambone.

(d)(10) Confidentiality Agreement, dated August 27, 1999, by and between Parent and Fleet National Bank.

                                       6